FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Unaudited Consolidated Financial Statements as of June 30, 2005 and December 31, 2004 and for the six-month periods ended June 30, 2005 and 2004.

NORTEL INVERSORA S.A.	Item 1
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005

NORTEL INVERSORA S.A.	Item 1
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of June 30, 2005 and December 31, 2004 and for the six-month periods ended June 30, 2005 and 2004

$ : Argentine peso

US$ : U.S. dollar

$2.887 = US$1 as of June 30, 2005

NORTEL INVERSORA S.A.	Item 1
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.	Item 1
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of June 30, 2005 and December 31, 2004

(In millions of Argentine pesos - see Note 3.c)

	As of June 30, 2005 (unaudited)	As of December 31, 2004
ASSETS
Current Assets
Cash and banks	$36	$32
Investments, net	3,983	3,640
Accounts receivable, net	600	612
Other receivables, net	85	79
Inventories, net	109	79
Other assets	6	3

Total current assets	4,819	4,445

Non-Current Assets
Other receivables, net	253	228
Investments	2	2
Fixed assets, net	6,401	6,895
Intangible assets, net	749	773

Total non-current assets	7,405	7,898

TOTAL ASSETS	$12,224	$12,343

LIABILITIES
Current Liabilities
Accounts payable	$573	$509
Debt	8,800	9,434
Salaries and social security payable	79	79
Taxes payable	201	154
Other liabilities	28	23
Contingencies	58	30

Total current liabilities	9,739	10,229

Non-Current Liabilities
Accounts payable	$4	$7
Debt	1,127	1,219
Salaries and social security payable	28	33
Taxes payable	—	5
Other liabilities	65	71
Contingencies	234	214

Total non-current liabilities	1,458	1,549

TOTAL LIABILITIES	$11,197	$11,778

Minority interest	468	257
Foreign currency translation adjustments	26	24
SHAREHOLDERS’ EQUITY	$533	$284

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,224	$12,343

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-president and acting President

NORTEL INVERSORA S.A.	Item 1
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the six-month periods ended June 30, 2005 and 2004

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	Six-month periods ended June 30,
	2005	2004
Net sales	$2,585	$2,070
Cost of services	(1,699)	(1,383)

Gross profit	886	687
General and administrative expenses	(150)	(126)
Selling expenses	(515)	(430)

Operating income	221	131
Equity gain from related companies	7	—
Financial results, net	299	(298)
Other expenses, net	(50)	(55)
Results on debt restructuring	(15)	—

Net income before income tax and minority interest	462	(222)
Income tax expense, net	(3)	(8)
Minority interest	(210)	103

Net income	$249	$(127)

Net income per share	22.36	(13.53)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-president and acting President

NORTEL INVERSORA S.A.	Item 1
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

Concept	Shareholders’ contributions					Unappropriated results			Total Shareholders’ equity
	Capital Stock		Inflation adjustment to capital stock	Share issue premiums (1)	Total	Legal reserve	Retained earnings/ (Accumulated deficit)	Total
	Common stock	Preferred shares
Balances as of January 1, 2004	$53	25	125	896	1,099	162	(616)	(454)	$645
Net loss	—	—	—	—	—	—	(127)	(127)	(127)

Balances as of June 30, 2004	$53	25	125	896	1,099	162	(743)	(581)	$518

Balances as of January 1, 2005	$53	25	125	896	1,099	162	(977)	(815)	$284
Net income	—	—	—	—	—	—	249	249	249

Balances as of June 30, 2005	$53	25	125	896	1,099	162	(728)	(566)	$533

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-president and acting President

NORTEL INVERSORA S.A.	Item 1
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the six-month periods ended June 30, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	For the six-month period ended
	June 30, 2005	June 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$249	$(127)
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	16	62
Depreciation of fixed assets	726	798
Amortization of intangible assets	23	53
Equity gain from related companies	(7)	—
Consumption of materials	25	27
Fixed assets disposal	2	3
Provision for commissions	24	10
Provision for contingencies	39	24
Holdings results on inventories	10	2
Interest and other financial results	(633)	283
Income tax	3	8
Minority interest	210	(103)
Net increase in assets	(35)	(67)
Net increase (decrease) in liabilities	119	(37)

Total cash flows provided by operating activities	771	936

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(291)	(189)
Intangible asset acquisitions	(13)	(1)
Proceeds for the sale of fixed assets and equity investments	15	—
Decrease in investments not considered as cash and cash equivalents	654	129

Total cash flows provided by (used in) investing activities	365	(61)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	14	—
Payment of debt	(70)	(2)
Payment of interest and debt-related expenses	(44)	(7)

Total cash flows used in financing activities	(100)	(9)

INCREASE IN CASH AND CASH EQUIVALENTS	1,036	866
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	2,950	2,230

CASH AND CASH EQUIVALENTS AT PERIOD END	$3,986	$3,096

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-president and acting President

NORTEL INVERSORA S.A.	Item 1
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which provided public telecommunication services in Argentina until its privatization which was necessary for the provision of telephone services in the northern region.

b) Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of June 30, 2005

As of June 30, 2005, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	Value added services, data transmission, videoconferencing and broadcasting signal services; and

-	Internet access.

As of June 30, 2005, Telecom Argentina’s subsidiaries have been granted the following licenses:

-	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	the interruption of all or a substantial portion of service;

-	the non-performance of material obligations;

-	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

-	the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities; and

-	Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

-	any encumbrance of the license;

-	the voluntary insolvency proceedings or bankruptcy of Personal and,

-	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

-	the liquidation or dissolution of Personal, without previous authorization of the CNC.

Nucleo’s licenses are revocable mainly in the case of:

-	interruption of services;

-	the bankruptcy of Nucleo and,

-	non-compliance with certain obligations.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

-	The pesification of tariffs;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies were not entitled to modify, directly or indirectly, the prices and tariffs while the renegotiation talks with the parties were in progress. In August 2003, the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03, which nullified Resolution No. 38/02.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. In December 2004, the Argentine Government enacted Law No. 25,972 pursuant to which this term was extended through December 31, 2005.

In May 2004, Telecom Argentina signed a letter of understanding with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina had expected to conclude before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of Argentine Government welfare programs and to extend internet services in the interior of the country at discounted prices.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation process, including, but not limited to, the renegotiation of tariffs.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(d) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund, although it establishes a mechanism for exemption from contribution for fixed telephony service providers, which combines loss of revenues and market share. However, material regulations to implement SU programs are still pending.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance –in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network–, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than five years from the beginning of the opening of the market and the coming into effect of the first Regulations of the SU - and after four years from the coming into effect of its amendments-, said Regulations are still to be implemented. Therefore, those under said Regulations suppliers have not received set-offs under the SU for the supplies which they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU Fund guidelines are issued.

In Personal

As from January 2001, Personal has been recording a provision with impact in earnings derived from its obligation to make contributions to the SU Fund. As of June 30, 2005, the amount was $48 million. Personal, as well as the rest of the telecommunication operators, is awaiting the Fund’s guidelines and execution to be able to make its contribution to said Fund.

On May 4, 2005, the SC issued Resolution No. 99/05, in which it clarified that the required contribution of 1% of the total revenues drawn by the provision of the telecommunication services constitutes an obligation by the providers of the SU Fund. The contribution cannot be separated out in the invoices that all providers issue and charge to their clients. Furthermore, the Resolution instructs the CNC to notify those providers that have improperly accounted for the contribution in their invoices, to give the whole of the amounts received back to their clients in the terms and conditions which the regulatory authority shall decide, and to stop including said items in invoices.

On July 8, 2005, the CNC issued Resolution No. 2356/05, which implements Resolution No. 99/05 of the SC:

a) Orders providers who had included in their invoices and/or charged items related to the SU, to stop with such practices;

b) Orders providers, in a period of 90 days maximum, to give the amounts received as SU back to their clients from the moment it began to be charged up to its end, along with its interest, applying to that effect the same rate each company applies to invoices for their clients in the case of arrears of payment;

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

c) Orders providers to identify the devolution in the invoices or in credit notes, in a separate item, and to register the devolutions implemented by consumption credits to the clients, which shall be on intelligent platforms or networks;

d) Determines the information that shall be supplied to the CNC within the 60 days after the devolution mentioned in b) is practiced, in order that the effective devolution to the clients is verified.

The management of Personal, with the aid of its legal counsel, is at present analyzing the implications of these regulations and considers that it has solid legal grounds to appeal them and, if necessary, bring a court action. However, it must not be assumed that the resolution of this matter shall be favorable.

On August 9, 2005, the management of Personal has appealed Resolution No. 2356/05 issued by the CNC.

As the date of issuance of these financial statements, it was impossible to accurately quantify the costs that the fulfillment of these resolutions shall imply. However, even if the position of the Regulatory Authority prevails, the impact of said costs shall not be material as regards Personal’s financial and economic situation.

3. Preparation of financial statements

(a) Basis of presentation

The unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These unaudited consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of June 30, 2005 (i)
Voice, data and Internet	Telecom Argentina USA Micro Sistemas (ii)	100.00 99.99	% %

Wireless	Personal Nucleo Cable Insignia (iii)	99.99 67.50 75.00	% % %

Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at June 30, 2005.
(iii)	In process of liquidation.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12,121	12,224	(103)
Total liabilities	11,197	11,197	—
Shareholders’ equity	477	533	(56)

Net income	253	249	4

(d) Interim financial information

The accompanying June 30, 2005 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the six-month period ended June 30, 2005 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

The accompanying consolidated financial statements were prepared assuming: i) a favorable outcome to the tariff renegotiation process mentioned in Note 2.c) and ii) the successful outcome of the financial restructuring described in Note 8. Actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(h) Concentration of credit risk

The Telecom Group’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed service lines were 3,854,000 (unaudited) at June 30, 2005 and 3,701,000 (unaudited) at June 30, 2004 and wireless customer lines (prepaid lines were not included) were 1,489,000 (unaudited) at June 30, 2005 and 662,000 (unaudited) at June 30, 2004.

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company calculates net (loss) income per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net (loss) income, less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net (loss) income in the statements of income and the net (loss) income used to calculate the earning per ordinary share:

	Six-month periods ended June 30,
	2005	2004
Net income in the statements of income	$249	$(127)
Less: Results corresponding to Class “A” and Class “B” preferred shares	(130)	55

Total results used to calculate earning per ordinary share.	$119	$(72)

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues are:

Voice, data and Internet services segment

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Wireless telecommunication services segment

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Telecom Group’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the six-month periods ended June 30, 2005 and 2004, net foreign currency transaction gains or losses were a gain of $670 and a gain of $84, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 8, as of June 30, 2005 and as of December 31, 2004, the Telecom Group recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at period-end exchange rates.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

The Telecom Group has investments in certain government bonds. The Telecom Group has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of some of these securities. As such, the Telecom Group recognized other-than-temporary losses on these investments to carry them at fair value (see Note 11 for details).

The Telecom Group has certain equity interests in unconsolidated companies, representing 5.75% of the capital stock in such companies as of June 30, 2005. These investments have been accounted for at the lower of cost or realizable value.

Management is not aware of any event or circumstances since the date of such companies’ financial statements that would modify or significantly affect their financial position or results of operations.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Telecom Group decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Telecom Group’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i) Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Estimated useful life (years)
Asset
Buildings	11 - 50
Transmission equipment	7 - 10
Switching equipment	7 - 10
Power equipment	10
External wiring	17
Telephony equipment and instrument	6 - 10
Installations	4 - 10
Computer equipment	3 - 5

As of the date of these financial statements, Telecom has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 2.8% of the total transferred buildings, representing $19 of net carrying value as of June 30, 2005. Nevertheless, Telecom is in complete possession of these fixed assets and operates them normally.

During the second quarter ended June 30, 2005, independent appraisals helped Telecom Argentina’s subsidiary, Personal, to assess the appropriateness of the useful lives of certain of its fixed assets. As a result of the work, Personal changed the useful lives of its TDMA and GSM networks and certain assets prospectively as from January 1, 2005. Accordingly, Personal recognized accelerated depreciation of $24 and $2 related to the change in useful lives of the TDMA and GSM networks respectively, and lower depreciation for its other related assets amounting to $11.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $6 and $1 for the six-month periods ended June 30, 2005 and 2004, respectively.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net carrying value of these capitalized costs were $387 as of June 30, 2005 and $443 as of December 31, 2004.

The Telecom Group does not have assets under capital leases as of June 30, 2005 and 2004.

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. Costs capitalized during the six-month periods ended June 30, 2005 and 2004 were not significant. These costs are being amortized on a straight-line basis over a period of 6.5 years.

- Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified spectrum licenses as indefinite life intangibles.

- Band B license

The Telecom Group’s Band B license is amortized under the straight-line method over 10 years.

- Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(l) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In these estimates, the Telecom Group has assumed that it will be able to implement a modification of the current level of Telecom Argentina’s tariffs which would enable the Telecom Group to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

- Income taxes

The provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which the subsidiaries operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 20% and 30%, respectively, for all periods presented.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the years ended December 31, 2004 and 2003. However, there are remaining tax loss carryforwards as of June 30, 2005. Accordingly, the Telecom Group has determined an additional proportional charge for the six-month period ended June 30, 2005 for the tax on minimum presumed income of $18, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.8% and 3.6% for the six-month periods ended June 30, 2005 and 2004, respectively.

(o) Other liabilities

•        Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of June 30, 2005 and December 31, 2004.

•        Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Up-front payments received are deferred and recognized as services are provided.

•        Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina is subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court.

(p) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Telecom Group.

(q) Derivatives

In compliance with the controls and procedures associated with financial risk management, during the period where the peso was pegged to the US dollar, the Telecom Group used certain derivative financial instruments such as interest rate and currency swaps in order to reduce risks associated with changes in interest rates and foreign exchange rates relating to borrowings in foreign currencies other than dollars. These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Telecom Group considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Effective January 1, 2002, the Telecom Group adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the six-month periods ended June 30, 2005 and 2004 are shown in Note 17.h. under the line item “Advertising expenses”.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(t) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

(u) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each period end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

➢	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

➢	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

➢	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

(v) Results on debt restructuring

As Telecom Argentina expects that the restructuring process will be successfully completed during fiscal year 2005 and will have a significant positive impact in the statement of income, the management has decided to include the fees related to this process in a separate line item in the statement of income titled “Results on debt restructuring”. Expected future income will also be recorded in this line.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of June 30, 2005	As of December 31, 2004
Cash	$3	$3
Banks	33	29

	$36	$32

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(b) Investments

Investments consist of the following:

	As of June 30, 2005	As of December 31, 2004
Current
Time deposits (i)	$3,933	$3,340
Government bonds, equity investments and mutual funds	50	356
Subtotal	3,983	3,696
Impairment loss on the Argentina 2004 bond	—	(56)

	$3,983	$3,640

Non current
2003 Telecommunications Fund	$2	$2

	$2	$2

(i)	Includes an amount of $3,594, as of June 30, 2005, which has been segregated by Telecom Argentina for purposes of satisfying debt obligations.

(c) Accounts receivable

Accounts receivable consist of the following:

	As of June 30, 2005	As of December 31, 2004
Current
Voice, data and Internet	$373	$379
Wireless (i)	318	303
Directories publishing	16	34

Subtotal	707	716
Allowance for doubtful accounts	(107)	(104)

	$600	$612

(i)	Includes $32 as of June 30, 2005 and $49 as of December 31, 2004 corresponding to international wireless receivables.

(d) Other receivables

Other receivables consist of the following:

	As of June 30, 2005	As of December 31, 2004
Current
Tax credits	$33	$27
Prepaid expenses	23	17
Advances to employees	2	2
Other	27	33

	$85	$79

Non current
Deferred tax assets, net of valuation allowance	$6	$—
Credit on minimum presumed income tax (i)	222	200
Other tax credits	7	6
Prepaid expenses	12	14
Other	13	14

Subtotal	260	234
Allowance for doubtful accounts	(7)	(6)

	$253	$228

(i)	Considering current expiration period (10 years), Telecom Argentina considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of June 30, 2005	As of December 31, 2004
Wireless handsets and equipment	$110	$82
Allowance for obsolescence	(1)	(3)

	$109	$79

(f) Other assets

Other assets consist of the following:

	As of June 30, 2005	As of December 31, 2004
Deferred printing cost	$2	$1
Raw materials	4	2

	$6	$3

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(g) Accounts payable

Accounts payable consist of the following:

	As of June 30, 2005	As of December 31, 2004
Current
Suppliers	$509	$451
Deferred revenues	54	40
Related parties (Note 7)	10	18

	$573	$509

Non current
Suppliers	$4	$7

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of June 30, 2005	As of December 31, 2004
Current
Vacation, bonuses and social security payable	$62	$58
Special termination benefits	12	16
Other	5	5

	$79	$79

Non current
Special termination benefits	$28	$29
Other	—	4

	$28	$33

(i) Taxes payable

Taxes payable consist of the following:

	As of June 30, 2005	As of December 31, 2004
Current
Turnover tax	$39	$39
VAT, net	38	32
Tax on minimum presumed income, net	14	17
Income tax, net (i)	39	1
Tax on Universal Service	48	39
Other	23	26

	$201	$154

Non current
Deferred tax liabilities	$—	$5

(i)	Corresponds to Telecom Argentina and Nucleo.

(j) Other liabilities

Other liabilities consist of the following:

	As of June 30, 2005	As of December 31, 2004
Current
Contributions to government programs	$13	$13
Court fee	2	2
Other	13	8

	$28	$23

Non current
Court fee	$20	$20
Gain on discount of other liabilities	(4)	(5)
Deferred revenue on sale of capacity and related services	28	36
Asset retirement obligations	13	13
Retirement benefits	8	7

	$65	$71

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(k) Net sales

Net sales consist of the following:

	Six-month periods ended
	June 30, 2005	June 30, 2004
Voice	$1,167	$1,113
Data	75	75
Internet	149	123

Subtotal	1,391	1,311
Wireless	1,187	753
Directories publishing	7	6

	$2,585	$2,070

(l) Equity gain from related companies

Equity gain from related companies consists of the following:

	Six-month periods ended
	June 30, 2005	June 30, 2004
Gain on sale of equity interest in Intelsat Ltd.	7	—

	$7	$—

(m) Financial results, net

Financial results, net consist of the following:

	Six-month periods ended
	June 30, 2005	June 30, 2004
Generated by assets
Interest income	$60	$42
Foreign currency exchange loss	(352)	(11)
Impairment loss on the Argentina 2004 bond	—	(58)
Other	(32)	5

Total generated by assets	$(324)	$(22)

Generated by liabilities
Interest expense	$(398)	$(353)
Less capitalized interest on fixed assets	6	1
Foreign currency exchange gain	1,022	95
Other	(7)	(19)

Total generated by liabilities	$623	$(276)

Total financial results	$299	$(298)

(n) Other expenses, net

Other expenses, net consist of the following:

	Six-month periods ended
	June 30, 2005	June 30, 2004
Termination benefits	$(21)	$(30)
Provision for contingencies	(39)	(24)
Other, net	10	(1)

	$(50)	$(55)

(o) Results on debt restructuring

Results on debt restructuring consist of the following:

	Six-month periods ended
	June 30, 2005	June 30, 2004
Other related expenses	(15)	—

	$(15)	$—

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Supplementary cash flow information (continued)

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years/periods shown in the statements of cash flows:

	As of June 30,		As of December 31,
	2005	2004	2004	2003
Cash and banks	$36	$23	$32	$27
Current investments	3,983	3,198	3,640	2,454

Total as per balance sheet	$4,019	$3,221	$3,672	$2,481
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	(117)	(463)	(193)
- Government bonds (i)	(33)	(8)	(251)	(58)
- Equity investments	—	—	(8)	—

Total cash and cash equivalents as shown in the statement of cash flows	$3,986	$3,096	$2,950	$2,230

(i)	Corresponds to the current portion of held-to-maturity investments. In December 2004 includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Six-month periods ended June 30,
	2005	2004
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$28	$4
Trade accounts receivable	(2)	13
Other receivables	(16)	(40)
Inventories	(42)	(37)
Other assets	(3)	(7)

	$(35)	$(67)

Net (decrease) increase in liabilities
Accounts payable	$119	$8
Compensation and social benefits payable	(5)	(12)
Taxes payable	19	(24)
Other liabilities	1	(3)
Contingencies	(15)	(6)

	$119	$(37)

The Company and the Telecom Group has not paid income taxes in any of the periods presented. Interest paid during the six-month periods ended June 30, 2005 and 2004, amounted to $44 and $7, respectively.

•	Non-cash investing and financing activities:

	Six-month periods ended June 30,
	2005	2004
Acquisition of fixed assets through incurrence of accounts payable	$64	$90
Capitalized interest on fixed assets	6	1
Wireless handsets lent to customers at no cost (i)	2	1
Provision for minimum presumed income tax	20	17
Cash deposit to guarantee the payment of satellite services of Intelsat Ltd.	1	—
Capacity-related services	5	—
Foreign currency translation adjustments in:
- Accounts receivables	1	(4)
- Other receivables	—	(1)
- Accounts payable	—	2
- Debt	(2)	13
- Other liabilities	—	1
Government bonds and tax credits exchanged for tax certificates	—	35

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Six-month periods ended June 30,
	2005	2004
Government bonds with maturities of more than three months	$211	$52
Time deposits with maturities of more than three months	443	77

Total cash flows from investments not considered as cash equivalents	$654	$129

Financing activities components:

	Six-month periods ended June 30,
	2005	2004
Debt proceeds	14	—
Payment of bank loans	(70)	(2)
Payment of interest on bank loans	(44)	(7)

Total financing activities components	$(100)	$(9)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Six-month periods ended June 30,
	2005	2004
Total cash flows provided by operating activities	$1,099	$941
Total cash flows provided by (used in) investing activities	365	(61)
Total cash flows used in financing activities	(100)	(9)
Effect of exchange rate changes on cash and cash equivalents	(328)	(5)

Increases in cash and cash equivalents	$1,036	$866

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions

(a) Balances and transactions with related parties

The Telecom Group has had transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of June 30, 2005	As of December 31, 2004
Accounts receivable
Telecom Italia Mobile S.p.A. (a)	1	2
Entel PCS Telecomunicaciones S.A. (a)	2	2
Retevisión Móvil S.A. (a)	1	—

	$4	$4

Accounts payable:
Telecom Italia S.p.A. (a)	6	—
Telecom Italia Sparkle S.p.A. (a)	1	12
Tel3 S.A. (a) (d)	2	1
Italtel S.p.A. (a)	1	—
Pirelli Energía Cables y Sistemas de Argentina S.A.(a) (d)	—	2
Entel Chile S.A. (a) (c)	—	1
Telecom Italia S.p.A. Argentine branch (a)	—	1
Etec S.A. (a)	—	1

	$10	$18

		Six-month periods ended
Transaction description		June 30, 2005	June 30, 2004
Services rendered:
Entel Chile S.A. (a) (c)	International inbound calls	$5	$3
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	3	—
Golden Lines (a)	International inbound calls	1	—
Telecom Italia S.p.A. (a)	International inbound calls	—	1
Latin American Nautilus (a) (e)	International inbound calls	—	1
Entel PCS Telecomunicaciones S.A. (a)	Roaming	3	2
Telecom Italia Mobile S.p.A. (a)	Roaming	2	2
TIM Celular S.A. (a)	Roaming	—	1
TIM Brasil Servicio e Participacoes S.A. (a)	Roaming	2	—
Retevisión Móvil S.A. (a)	Roaming	1	—

Total net sales		$17	$10

Services received:
Nahuelsat (f)	Rental expenses	$4	$4
Intelsat Ltd. (g)	Rental expenses	1	1
Telecom Italia Argentine branch (a)	Fees for services	1	1
Telecom Italia S.p.A. (a)	International outbound calls	6	2
Tel3 S.A. (a) (d)	Fees for services	8	4
Entel Chile S.A. (a) (c)	International outbound calls	5	4
Entel S.A. (Bolivia) (a)	International outbound calls	2	1
Etec S.A. (Cuba) (a)	International outbound calls	3	1
La Caja ART S.A. (b)	Insurance	1	1
Caja de Seguros S.A. (b)	Insurance	1	—
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	4	—
Golden Lines (a)	International outbound calls	1	—
Telecom Italia Mobile S.p.A. (a)	Roaming	5	1
Entel PCS Telecomunicaciones S.A. (a)	Roaming	1	—
TIM Brasil Servicio e Participacoes S.A. (a)	Roaming	1	—
Italtel S.p.A. (a)	Maintenance, materials and supplies	1	2
Teco Soft Argentina S.A. (a)	Fees for services	—	3
Latin American Nautilus (a) (e)	International outbound calls and lease of circuits	—	3

Total operating costs		$45	$28

	Six-month periods ended
Transaction description	June 30, 2005	June 30, 2004
Purchases of fixed assets/intangible assets:
Tel3 S.A. (a) (d)	3	1
Pirelli Energía Cables y Sistemas de Argentina S.A.(a) (d)	6	1

Total fixed assets and intangible assets	$9	$2

(a)	Such companies form part of Telecom Italia Group.
(b)	Such companies form part of W de Argentina - Inversiones S.L.
(c)	This company was a related party until April 1, 2005.
(d)	These companies were a related party until July 28, 2005.
(e)	The Telecom Group had 10% of the capital stock in such company.
(f)	The Telecom Group has 5.75% of the capital stock in such company.
(g)	The Telecom Group had 0.15% of the capital stock in such company.

The Telecom Group believes that the transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

As of June 30, 2005, Telecom Argentina had loans outstanding to two officers of Telecom Argentina, totaling $0.5. The annual interest fixed rate for these loans is 6%.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt

Short-term and long-term debt comprises the following:

	As of June 30, 2005	As of December 31, 2004
Short-term debt:
- Principal:
Notes	$4,671	$5,353
Bank loans	1,148	1,177
Fixed assets financing	1,387	1,475

Subtotal	7,206	8,005
- Accrued interest	1,381	1,259
- Penalty interest	213	170

Total short-term debt	$8,800	$9,434

Long-term debt:
- Principal:
Bank loans	$1,158	$1,260
Gain on discounting of debt	(31)	(41)

Total long-term debt	1,127	1,219

Total debt	$9,927	$10,653

As of June 30, 2005, Personal and Nucleo’s debt had been restructured while the reviewing court approved Telecom Argentina’s debt restructuring proposal in May 2005, and it is actually in the final stage. As of June 30, 2005, the total restructured debt and in-process restructuring debt is as follows:

	Telecom Argentina	Personal	Nucleo	Eliminations	Consolidated as of June 30, 2005
Restructured debt
a) Principal	—	1,181	79	(88)	1,172
a) Accrued interest	—	23	—	(1)	22

Subtotal	—	1,204	79	(89)	1,194
b) Gain on discounting of debt	—	(45)	—	14	(31)

Total (8.2)	—	1,159	79	(75)	1,163

a) Current	—	37	—	(1)	36
b) Non current	—	1,122	79	(74)	1,127

In-process restructuring debt
♦ Principal	7,192	—	—	—	7,192
♦ Accrued interest	1,359	—	—	—	1,359
♦ Penalty interest	213	—	—	—	213

Total (8.3)	8,764	—	—	—	8,764

Total debt	8,764	1,159	79	(75)	9,927

• Current	8,764	37	—	(1)	8,800
• Non current	—	1,122	79	(74)	1,127

The Telecom Group had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under its debt restructuring proposals. The Telecom Group previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of June 30, 2005, The Telecom Group has an aggregate remaining amount of $3,594 on deposit (US$ 581 million, Euro 533 million and Japanese Yen 2,230 million).

8.2. Restructured debt

As further described below, Personal and Nucleo restructured their outstanding debt representing 12% of the total Company’s indebtedness as of June 30, 2005, as follows:

(a) Personal

In November 2004 Personal completed the restructuring of its debt which comprised of a reduction in principal and interest, a cash payout and the extension of maturity of the remaining indebtedness for a total amount of approximately US$ 413 million of which, on April 15, 2005, Personal made a prepayment to holders of the new loans for an aggregate amount of US$ 4 million, that will be applied to pay the full amount of the scheduled amortization payments on the new loans payable on April 15, 2005 and October 15, 2005 and a portion of the scheduled amortization payments on the new loans payable on April 15, 2006. Likewise, Personal made an additional optional prepayment for an aggregate amount of US$ 5 million, payable on April 15, 2006. The outstanding debt is comprised of the following:

	US$	Equivalent in Argentine pesos	Interest rate (i)	Maturity date
Series A	43	124	5.53% - 8%	October 2014
Series B	361	1,043	9%, 10% and 11%	October 2011

Total principal	404	1,167

(i)	Escalated interest rates for US dollar denominated notes - see table below for escalated interest rates for other currencies denominated notes.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt of the Telecom Group (continued)

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money. Based on the opinion of an external financial expert, the restructured debt has been discounted to its present value using a discount rate of 11%.

(b) Nucleo

In November 2004, Nucleo completed the restructuring of its outstanding indebtedness with foreign creditors. Foreign creditors agreed to an extension of maturity to December 2008 and the forgiveness of accrued penalty interest.

The restructured debt with local creditors accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors accrues interest at a variable interest rate of three-month LIBOR plus 4.5%.

Since contractual rates are commensurate with the risks of the debt instrument and time value of money the new debt has not been discounted.

In March 2005, Nucleo made a prepayment to holders of the new loans for an aggregate amount of US$ 8.5 million, that will be applied to pay the full amount of the scheduled amortization payments on the new loans payable on December 27, 2005 and a portion of the scheduled amortization payments on the new loans payable on June 27, 2006, December 27, 2006, June 27, 2007, December 27, 2007 and ´June 27, 2008 plus the accrued interests as of that dates.

In May 2005, Nucleo made an additional optional prepayment for an aggregate amount of US$ 6.5 million plus the accrued interests as of that date. In June 2005, Nucleo made an additional optional prepayment for an aggregate amount of US$ 2 million plus the accrued interests as of that date. These additional prepayments were applied to pay the full amount of the scheduled amortization payments on the new loans payable on June 27, 2006 and December 27, 2006 and a portion of the scheduled amortization payments on the new loans payable on June 27, 2007, December 27, 2007, June 27, 2008 and December 27, 2008.

8.3. In-process restructuring debt

(a) Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs, the uncertainties of the economic situation and the regulatory environment in which the Telecom Group operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Telecom Group continued to conduct business as usual.

Following the debt restructuring of Personal and Nucleo as described above, the only in-process debt restructuring indebtedness of the Telecom Group is the one pertaining to Telecom Argentina. As of June 30, 2005, the in-process restructuring debt aggregated $8,764. Of the total amount of the outstanding debt, $6,097 is due (including principal amounts for US$ 850 million, Euro 793 million, Japanese yen 7,548 million and $75; and interest amounts for US$ 32 million, Euro 133 million, Japanese yen 648 million and $17) and $2,667 is payable on demand.

The outstanding debt of Telecom Argentina is comprised of the following:

✓     Short-term and Medium-term Notes Programs

Telecom Argentina issued various series of notes under short-term and medium-term global note programs (the “Notes”). These programs were approved by shareholders’ general meetings which authorized the Board of Directors to determine the respective terms and conditions of the Notes, including amount, price, interest rate and currency. These global programs and the Notes issued thereunder were ranked by Argentine rating agencies.

The terms and conditions of the various series of Notes contain customary affirmative and negative covenants, including, but not limited to, limitations on creation of liens on assets and/or revenues of Telecom Argentina, mergers and others.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt of the Telecom Group (continued)

The terms and conditions of the Notes and loan agreements issued by Telecom Argentina contain certain clauses, which provided for events of default, such as the following:

-	Failure to pay principal or interest at maturity;

-	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

-	Telecom Argentina’s written notice of its inability to pay its debts as they mature;

-	Any final judgment providing for the payment of an aggregate amount exceeding US$20 million; and

-	Telecom Argentina’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or similar judicial or extrajudicial reorganization arrangements.

As a result of the defaults, the bondholders and lenders were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, Telecom Argentina has received notices of acceleration from certain lenders representing loan amounts exceeding US$ 20 million. As a consequence, the total outstanding debt has been classified as current liabilities in these consolidated financial statements.

In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

The following table shows the outstanding series of Notes under the programs as of June 30, 2005:

Global program	Date of issue	Nominal value (in millions)		Term, in years	Maturity date	Annual interest rate (i)	Book value at June 30, 2005	Market value at June 30, 2005
Program B:
Series C	11.15.95	US$	200	7	11.15.02	12.00	336	333
Series E (a)	5.5.97	US$	100	8	5.5.05	6.56	289	280
Series F (c)	5.30.97	Euro	207	10	5.30.07	8.87	661	649
Series H (b) (c)	3.18.98	Euro	207	10	3.18.08	3.68	655	631
Series I	4.8.99	Euro	200	5	4.8.04	8.37	651	681
Series K	7.1.99	Euro	250	3	7.1.02	7.25	717	754

Program D:
Series 1	4.7.00	Euro	250	3	4.7.03	7.62	784	626
Series 2	7.2.01	Euro	190	3	7.2.04	9.50	578	565

						Principal	4,671	4,519

						Accrued interest	1,034
						Penalty interest	114

							5,819

(i)	Percentages have been rounded.
(a)	Accrue interest at LIBOR plus 3.125%. (*)
(b)	Accrue interest at 6-month LIBOR plus 1.5%. (*)
(c)	Originally issued in Italian Lira.
(*)	As of June 30, 2005, LIBOR was 3.71%.

- Global Program B

Telecom Argentina has six series of Notes outstanding under Global Program B, with several maturity dates as shown in the table above. As of June 30, 2005, an amount of $4,095 is outstanding under the program. The net proceeds of the Notes were used to refinance debt and meet working capital needs.

- Global Programs C and D

Telecom Argentina was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$ 200 million and US$ 1,500 million, respectively. As of June 30, 2005, two series (1 and 2) are outstanding under Global Program D for an aggregate amount of $1,724. The net proceeds of the Notes were used to refinance debt and meet working capital needs.

✓     Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 5.52%.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt of the Telecom Group (continued)

✓     Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 5.70%. The most significant are:

Mediocredito Centrale:

Prior to the privatization of ENTel, the Argentine Government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were used to finance the digitalization of the telephone network in Argentina. Under this credit line, the Argentine Government ceded to Telecom Argentina the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine Government remains the debtor to the Mediocredito Centrale; however, Telecom Argentina assumes the obligation to service the debt. In the event Telecom Argentina fails to pay the loan installments, and the Argentine Government has to settle the obligations, Telecom Argentina’s debt towards the Argentine Government may be offset against receivables for services rendered to certain governmental agencies. As of June 30, 2005, an amount of approximately $146 (principal plus accrued and penalty interests) or Euro 41 million is outstanding under the agreement.

Japan Bank for International Cooperation:

On June 29, 1998, Telecom Argentina entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for a loan of up to Japanese yen 12,000 million due June 15, 2010 of which Japanese yen 11,652 million were used. As of June 30, 2005, an amount of approximately $330 (principal plus accrued and penalty interest) is outstanding under the agreement.

(b) Filing of the APE with the Argentine courts

On June 22, 2004, Telecom Argentina filed a Registration Statement with the SEC in connection with the solicitation to grant powers of attorney or commitments to approve and execute an APE. Like documents were also filed with the CNV and the Commissione Nazionale per le Societá e la Borsa (CONSOB) (the “Italian Securities Commission”). The registration statements were partially amended on July 9, 2004.

Given that Telecom Argentina failed to obtain the consent of more than 95% of unsecured financial creditors, it was compelled, under the terms of the solicitation, to request court approval of the agreement.

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval. Upon approval by the reviewing court, an APE becomes binding on all the debtor’s unsecured creditors affected by the restructuring proposal contained in the APE, whether or not those creditors have participated in the negotiation and execution of the APE.

The in-process restructuring debt comprises the unsecured creditors of Telecom Argentina as of August 31, 2004 which totaled $8,868 million as of that date (equivalent to US$ 2,959 million translated at the applicable exchange rate as of August 31, 2004). An amount of US$ 2,880 million out of the total US$ 2,959 million represents unsecured financial indebtedness while the remaining US$ 79 million represents unsecured commercial indebtedness.

On October 21, 2004, after reaching a level of consent of 82.35% of the total creditors representing 94.47% of the total financial indebtedness of Telecom Argentina as of August 31, 2004, the executed APE was filed with the reviewing court for approval.

Pursuant to the terms of the APE, Telecom Argentina proposed to restructure all of its outstanding unsecured financial indebtedness through different options including the issuance of new unsecured non-convertible notes (the “New Notes”) and/or cash payments. The unsecured commercial indebtedness will be paid in accordance with its original terms and conditions.

On November 2, 2004, the Shareholders’ Meeting of Telecom Argentina approved the issuance of the New Notes for up to a maximum amount of US$ 1,872 million or its equivalent in other currencies for the purpose of the refinancing of its unsecured financial indebtedness as further explained below. The total amount to be issued, denominated in US dollars, may be higher or lesser depending on the fluctuation of the US dollar to the foreign exchange rates of the Notes.

The equivalent dollar amounts were determined based on (1) the applicable exchange rate in force as of the reference date (August 4, 2004) and (2) the corresponding adjustment based on the CER Index.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt of the Telecom Group (continued)

Provided the conditions are met and approvals obtained, 47% of the New Notes will be Series A Notes and 53% will be Series B Notes, according to the options selected by consenting noteholders. For each US$ 1,058 of outstanding debt (which includes a capitalized interest coefficient factor as defined in the APE) consenting noteholders will receive the payment options as described in the table below:

	Participating holder selecting Option A	Participating holder selecting Option B	Participating holder selecting Option C
	(in US$, Euro, Peso or Yen)	(in equivalent US$)	(in equivalent US$)
Series A Notes	1,058	—	—
Series B Notes (i)	—	625	—
Cash	—	319	850

Total	1,058	944	850

(i)	Noteholders who selected Option B will have 37.5% of their outstanding debt allocated to Option C.

The APE provides that non-consenting creditors will receive consideration in the form of Series A Notes, or such other consideration as is ordered by the reviewing court.

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes will be further split into listed and unlisted notes. Series A-1 and B-1 listed notes (collectively the “New Listed Notes”) will be issued in exchange for outstanding Notes. Series A-2 and B-2 unlisted notes (collectively the “New Unlisted Notes”) will be issued in exchange for outstanding loans and loan commissions.

Series A-1 Notes may be dollar- or euro-denominated listed notes. Series A-2 may be dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes will be dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

On November 26, 2004 the Shareholders’ Meeting of Telecom Argentina ratified the filing of the APE for court approval and further resolved that the proceedings will continue. Such Shareholders’ Meeting further authorized to file the proposal with foreign courts to the extent applicable or advisable to Telecom Argentina.

From the date the APE was filed, the reviewing court has been requesting Telecom Argentina to produce additional documentation which Telecom Argentina submitted in due course.

On February 4, 2005, the reviewing court called for a meeting of consenting noteholders. All of the creditors who attended the meeting voted in favor of the restructuring proposal described in the APE and ratified the form of consideration to be paid, assuming the APE is approved by the reviewing court.

On February 25, 2005, under the applicable laws and regulations, the reviewing court ordered the opening of the APE process and the publication of notices in order for the creditor opposition period to start. As an additional security to the creditors, certain property of Telecom Argentina was restricted as to disposal. The net carrying value of these assets amounted to $877 as of June 30, 2005.

Having expired the term for filing any oppositions, four oppositions filed by the Argentine tax authority (the “AFIP”), a Provincial tax authority and two individuals who purport to be bondholders were received. The Telecom Argentina Group answered all four oppositions and requested that each be dismissed for lack of any merit. On May 26, 2005 the Court rejected all the oppositions and approved the APE. As ordered by the court, Telecom Argentina published notices in widely circulated national and foreign newspapers informing non-consenting creditors of the court’s decision to permit them to select among any of the options offered by Telecom Argentina in its APE, within ten (10) court days following the last publication of notices. The Court had provided that non-consenting creditors that do not submit an election before the Court within such timeframe would be allocated to Option A.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt of the Telecom Group (continued)

The non-consenting creditors that decided to select any of the options offered by Telecom Argentina represented US$ 4.7 million of the total outstanding debt and elected Option B for US$ 4.4 million and Option A for US$ 0.3 million.

Telecom Argentina is at present taking all the necessary steps to execute the APE. The consideration proposed in the APE is at the entire disposition of the totality of its financial creditors; to that effect, the issuance of Series A and Series B Notes listed with the Buenos Aires Stock Exchange (“BCBA”)and the CNV is to be approved, and the necessary presentations are being filed with the corresponding foreign regulatory entities.

Under the court reviewing process, Telecom Argentina is subject to a court fee of 0.25% levied on the total amount of restructured debt. In the opinion of legal counsel, the court fee accrues as from the commencement of the reviewing process. The fee will be payable in up to one hundred and ten monthly installments with an annual interest rate of 6%. Accordingly, Telecom Argentina accrued a total amount of $22, of which $20 was classified as non-current other liabilities during fiscal year 2004.

Moreover, Standard & Poors International Ratings and Fitch Ratings have assigned an international rating of B- for the notes that will be issued as consideration of the APE.

Telecom Argentina expects that the restructuring process will be successfully completed by the third quarter of 2005. If completed, the debt restructuring process will likely have a significant positive impact on the balance sheet and the statement of income.

(c) Legal actions brought against Telecom Argentina

Telecom Argentina has been served notice of claims brought by certain noteholders seeking enforcement of their rights under the respective indentures. The claims amounted to US$0.8 million as of the date of these financial statements, representing less than 1% of the total consolidated indebtedness of the Company. Due to certain judicial regulations, an amount equivalent to US$1.2 million held in bank accounts has been restricted as of the date of these financial statements.

Telecom Argentina was also served notice of three involuntary bankruptcy petitions.

As a result of the APE reviewing process, all of the proceedings mentioned above against Telecom Argentina have been stayed. Once court approval has been granted, the decision of the court shall apply to the claims mentioned.

8.4. Covenants of the New Notes (to be issued by Telecom Argentina as described above) and the restructured debt of Personal and Nucleo

Mandatory prepayments

If the relevant company has generated “Excess Cash” (calculated pursuant to the relevant debt instrument), then such company shall apply the Excess Cash, on a semi-annual basis, to make payments on the relevant debt instrument. Telecom Argentina and Personal may make payments on the remaining scheduled installments of their debt instruments in direct order of maturity, or, at the company’s option, retire the debt instruments through open market purchases or pro-rata prepayments. Prior to making any such payment with Excess Cash, each of Telecom Argentina and Personal is permitted to retain a specific portion of the Excess Cash to supplant the company’s existing cash balance and to retain a specific portion of the Excess Cash for specified uses relating to the operation of its business. Excess cash payments under Nucleo’s loans are to be applied in direct order of maturity as specified therein.

Excess cash shall be measured semi-annually based on the financial statements as of June 30 and as of December 31 of each year, and any excess cash must be applied no later than the due date of the amortizations immediately subsequent to each June 30 or December 31, respectively.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the New Notes will have to be at least two and a half times such distribution payment.

Reinvestment of Personal and Nucleo distribution payments

If Personal and/or Nucleo makes any distribution payment (as defined in the indenture governing of the Notes, including but not limited to the payment of dividends) the aggregate amount of payments is required to be reinvested in the paying entity.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt of the Telecom Group (continued)

Negative covenants

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the restructured debt of Personal and Nucleo require that the companies comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless the relevant company meets a specified indebtedness/EBITDA ratio: (i) with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and its subsidiaries), 2.75 to 1 or, if any specified adjustment event has occurred, 2.25 to 1, (ii) with respect to Personal and its restricted subsidiaries (other than Nucleo and its subsidiaries), 2.25 to 1 and (iii) with respect to Nucleo and its subsidiaries, 2.00 to 1, in addition to certain other conditions;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes and the Personal loans, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal and by Personal to Nucleo. These restricted payments covenants also restrict the ability of Personal and Nucleo to make loans to their respective parent companies (Telecom Argentina and Personal);

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions;

f)	Capital expenditures except for those expressly permitted;

g)	With respect to Nucleo, maintenance of certain financial ratios.

In the case of Telecom Argentina and its restricted subsidiaries, the negative covenants mentioned above will come into effect as soon as the New Notes are issued. However, in accordance with the terms of the APE agreement, until the date of issuance of the New Notes, the Telecom Group has agreed to meet the negative covenants as if the New Notes had been issued, except for certain cases as expressly defined in the APE.

8.5. Events of default for Telecom Argentina, Personal and Nucleo

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the restructured debt of Personal and Nucleo provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million in the case of Telecom Argentina and Personal and US$2 million (if any payment default exists) or US$ 3 million (if any other default that results in acceleration exists) in the case of Nucleo;

(iii)	Any final judgment against Telecom Argentina and/or Personal providing for the payment of an aggregate amount exceeding US$ 20 million;

(iv)	Any final judgment against Nucleo providing for the payment of an aggregate amount exceeding US$ 4 million;

(v)	Telecom Argentina, Personal or Nucleo voluntary petition for bankruptcy, special bankruptcy proceedings or out-of-court reorganization agreements and,

(vi)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina, Personal and/or Nucleo and/or any of their restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations

Should any of the events of default above described occur, with respect to Telecom Argentina, Personal or Nucleo, or, if applicable, any of their restricted subsidiaries, then Telecom Argentina, Personal or Nucleo shall be in default under the New Notes and the new loan agreements, as applicable. Telecom Argentina’s default does not trigger an event of default under Personal or Nucleo’s loans. Personal’s default does not trigger an event of default under Nucleo’s loans.

Provided any of the events of default occurs the creditors (and or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt of the Telecom Group (continued)

8.6. Measurement and classification of liabilities

Penalty and post-default interest increases

The debt of Telecom Argentina under restructuring contemplated the payment of penalty interest in the event of default. Accordingly, The Telecom Group recorded penalties and post-default interest increases for approximately $213 as of June 30, 2005. This amount is included in the line item debt in the balance sheet.

However, the Telecom Group’s legal counsel believes that based on the facts that (i) the APE does not prescribe the payment of penalty interest and (ii) the forgiveness of the penalty interest of Personal and Nucleo aggregating $37 as of December 31, 2004, it is more likely than not that Telecom Argentina will not have to pay the penalties and post default interest increases contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

Denomination of Telecom Argentina’s debt

As discussed above, as of June 30, 2005 and December 31, 2004, a substantial portion of Telecom Argentina’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, Telecom Argentina recorded its outstanding debt at their respective original foreign currencies since Telecom Argentina expects to complete the debt restructuring successfully.

If the APE restructuring plan is not completed on terms favorable to Telecom Argentina or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to Telecom Argentina’s creditors and the APE, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

9 - Shareholders’ equity

9.1 - Of the Company

As of June 30, 2005 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina - Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina - Inversiones S.L.

Prior to the consummation of the sale, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interest in Sofora.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2%of Sofora’s shares, respectively.

W de Argentina - Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 - Shareholders’ equity (continued)

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

♦	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 6 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 - Shareholders’ equity (continued)

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11

1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55	90
Non declared and non paid redemption corresponding to fiscal year 2002	55	90
Non declared and non paid redemption corresponding to fiscal year 2003	55	90
Non declared and non paid redemption corresponding to fiscal year 2004	55	90
Redemption corresponding to fiscal year 2005 and thereafter	97	156

	317	516

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19	31
Corresponding to fiscal year 2002	19	31
Corresponding to fiscal year 2003	19	31
Corresponding to fiscal year 2004	19	31
Corresponding to fiscal year 2005	10	15

	86	139

	403	655

♦	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 6 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At June 30, 2005, the ratio has exceed 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

♦	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 - Shareholders’ equity (continued)

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since the Company reported significant losses for the year ended December 31, 2004, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualifies for mandatory reduction of capital. This situation was maintained as of June 30, 2005.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004. In May 2005, the government has formally issued an extension until December 10, 2005.

The Board of Directors will inform the shareholders to take actions as appropriate to remediate the situation described above.

9.2 - Of Telecom Argentina

(a) Common stock

At June 30, 2005, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. The Company owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 - Shareholders’ equity (continued)

In September 2002, the Trustor requested Telecom Argentina to take all necessary actions in order to effect the conversion to Class B shares of up to 15,000,000 Class C shares out of the 45,932,738 shares held in the Trust, which had been released from the injunction. Subsequently, the Trustor informed Telecom Argentina that unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Trust.

Telecom Argentina requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed Telecom Argentina that a judicial resolution in favor of the total conversion had not been granted. Telecom Argentina has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could affect the price of the Class B shares. In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. As of the date of these financial statements, these elections have not yet been called.

(d) “Rueda Reducida” trading

As a result of the default situation described in Note 8, the BCBA decided to transfer the trading of Telecom Argentina’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

In addition, since Telecom Argentina’s accumulated losses have absorbed its reserves and at least 50% of the Telecom Argentina’s share capital, the BCBA has also decided to transfer the trading of Telecom Argentina’s common stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of Telecom Argentina) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since Telecom Argentina reported significant losses for the year ended December 31, 2004, which absorbed Telecom Argentina’s reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualifies for mandatory reduction of capital. This situation was maintained as of June 30, 2005.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004. In May 2005, the government has formally issued an extension until December 10, 2005.

The Board of Directors will inform the shareholders to take actions as appropriate to remediate the situation described above.

10. Income tax

Income tax (expense) benefit for the six-month periods ended June 30, 2005 and 2004 consists of the following:

	Six-month periods ended June 30,
	2005	2004
Current tax expense	$(14)	$(4)
Deferred tax benefit (expense)	11	(4)

Income tax expense	$(3)	$(8)

The Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of June 30, 2005	As of December 31, 2004
Tax loss carryforwards	$1,297	$1,573
Foreign exchange gains and losses	120	161
Allowance for doubtful accounts	75	78
Provision for contingencies	103	82
Other deferred tax assets, net	207	241
Fixed assets	(229)	(293)
Inflation adjustments (i)	(1,027)	(1,152)

Subtotal deferred tax assets	$546	$690
- Valuation allowance	(540)	(695)

Net deferred tax assets (liabilities)	$6	$(5)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes

Income tax (expense) benefit for the six-month periods ended June 30, 2005 and 2004 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Six-month periods ended June 30,
	2005	2004
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(161)	$77
Non taxable items	13	(6)
Tax payable (Note 12 c)	(10)	—
Change in valuation allowance	155	(79)

Income tax (expense) benefit	$(3)	$(8)

As of June 30, 2005, the Company has accumulated operating tax loss carryforwards of approximately $1,297. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Publicom	Personal	Total consolidated
2007	1	1,117	—	141	1,259
2008	1	—	2	—	3
2009	—	34	1	—	35

Total	2	1,151	3	141	1,297

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that, as of June 30, 2005, a valuation allowance has been provided for the Company, Telecom Argentina and Personal’s related net deferred tax assets. The Telecom Group will continue to monitor the need for a change in the valuation allowance that has been provided.

(a) Impact of inflation adjustments on fixed assets

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

In one approach, the FACPCE, in line with IFRS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets and liabilities reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company has treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

In a second approach, the CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be permanent differences rather than being considered temporary.

In order to comply with applicable rules and regulations, in May 2003, the Company consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

In July 2004, the FACPCE and the CPCECABA have worked on a proposal for the modification of Argentine GAAP that would propose the two alternative approaches for the accounting treatment of the mentioned differences.

11. Modification of the terms of issuance of “Argentina 2004” Bonds

In May 2001, the Argentine Government enacted Decree No. 424/01 obligating companies to purchase certain treasury bonds (Argentina 2004 Bonds or Patriotic Bonds). Accordingly, Telecom Argentina purchased approximately US$ 30 million of such bonds. Telecom Argentina intended to hold the securities to maturity in May 2004. Pursuant to the terms of issuance, these securities could be exchanged for tax certificates (“CEOI”) to settle federal tax obligations. A subsequent decree suspended this possibility and introduced certain significant changes to the regime. These changes included but were not limited to the establishment of monthly limits to the settlement of tax liabilities through the use of CEOI. In April 2004, the Argentine Government terminated the regime and conditioned its continuance upon the restructuring of the country’s sovereign debt.

Telecom Argentina filed administrative claims seeking nullification of the decrees, which claims were rejected by the government.

As of June 30, 2005, Telecom Argentina has Argentina 2004 bonds outstanding for an aggregate amount of $79 (US$ 27 million) which could have been exchanged for CEOI. Based on the facts and circumstances described above, management recognized an other-than-temporary impairment loss of $56 to carry the securities at fair value.

Management together with legal counsel evaluated alternative courses of action and finally resolved to participate in the sovereign debt exchange proposed by the Argentine Government. In June 2005, Telecom Argentina exchanged Argentina 2004 bonds for new peso and dollar denominated Discount Bonds.

12. Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Commitments and contingencies (continued)

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina - Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments aggregating approximately $195 as of June 30, 2005, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the Department of Communications of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

-	Creating alternative mechanisms for financing;

-	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

-	Developing and consolidating the 2003 Telecommunications Fund; and

-	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector, and harmonizing their interests with those of the State.

In November 2003, the Telecom Group contributed $1.5 at the inception of the Fund. The Telecom Group also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Telecom Group completed its financial restructuring successfully. In addition, management announced that it is the Telecom Group’s intention to promote agreements with local suppliers - for an estimated amount of $10 - which would facilitate their access to financing.

(d) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $292 to cover potential losses under these claims.

In addition, the Telecom Group is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Telecom Group’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Group’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Telecom Group, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Commitments and contingencies (continued)

ENTel and the Argentine Government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of June 30, 2005, labor lawsuits in this connection amounted to $17.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina´s criteria for calculating depreciation of its fiber optic network. In May 2005 Telecom Argentina was notified of the National Fiscal Court unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. Accordingly, in July 2005, Telecom Argentina paid $9.4 million as principal and $24.8 million as interest.

Under Argentine GAAP, the abovereferenced payment does not meet the criteria to be recognized as a tax credit. Thus, as of June 30, 2005, Telecom Argentina has recorded a tax liability amounting to $34.2 million against a charge to income taxes of $9.4 million and financial results, net (interest generated by liabilities) of $24.8 million in the statement of income.

Telecom Argentina has a contingent receivable against the National Government amounting to $34.2 million which Telecom Argentina estimates it would be recovered through government bonds in the event judicial appeals are sustained in its favor.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar´s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, as of June 30, 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 million against income taxes in the statement of income.

Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments. As of the date of these financial statements, Telecom Argentina appealed the first sentence issued by the National Fiscal Court and plans to appeal the second judgment in the short term.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina´s results of operations and financial condition.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal. In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Commitments and contingencies (continued)

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal courts alleging the unconstitutionality of certain resolutions issued by the Department of Communications. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

Certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2005, these restricted funds totaled $8. The Telecom Group has reclassified these balances to other receivables on the Telecom Group’s balance sheet.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through seven legal entities which represent seven operating segments. These operating segments have been aggregated into reportable segments following the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

The companies aggregated to create the reportable segments are as follows:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas

Wireless	Personal
Nucleo
Cable Insignia

Directories publishing	Publicom

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the six-month periods ended June 30, 2005 and 2004, more than 90 percent of Telecom Argentina’s revenues were from services provided within Argentina. More than 95% of Telecom Argentina’s fixed assets are in Argentina. Segment financial information was as follows:

For the six-month period ended June 30, 2005

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Handsets	—	132	—	—	132
Services	1,391	1,055	7	—	2,453

Net sales	1,391	1,187	7	—	2,585
Salaries and social security	(272)	(51)	(6)	(1)	(330)
Turnover tax	(47)	(52)	—	—	(99)
Maintenance, materials and supplies	(96)	(38)	(2)	—	(136)
Bad debt expense	(5)	(11)	1	—	(15)
Interconnection costs	(70)	—	—	—	(70)
Cost of international outbound calls	(48)	—	—	—	(48)
Lease of circuits	(14)	(2)	—	—	(16)
Fees for services	(38)	(28)	—	(1)	(67)
Advertising	(17)	(40)	(1)	—	(58)
Cost of cellular handsets	—	(234)	—	—	(234)
Commissions	(28)	(151)	—	—	(179)
Others	(93)	(268)	(2)	—	(363)

Operating income (loss) before depreciation and amortization	663	312	(3)	(2)	970
Depreciation of fixed assets	(544)	(181)	(1)	—	(726)
Amortization of intangible assets	(4)	(19)	—	—	(23)

Operating income (loss)	115	112	(4)	(2)	221
Equity gain from related companies	7	—	—	—	7
Financial results, net	332	(34)	1	—	299
Other expenses, net	(36)	(13)	(1)	—	(50)
Results on debt restructuring	(15)	—	—	—	(15)

Net income (loss) before income tax and minority interest	403	65	(4)	(2)	462
Income tax	(10)	6	1	—	(3)
Minority interest	—	(3)	—	(207)	(210)

Net income (loss)	393	68	(3)	(209)	249

❑ Balance sheet information

Fixed assets, net	4,920	1,481	—	—	6,401
Intangible assets, net	79	667	3	—	749
Capital expenditures excluding materials	89	80	—	—	169
Acquisition of intangible assets	—	—	—	—	—
Depreciation of fixed assets	(544)	(185)	(1)	—	(730)
Amortization of intangible assets	(5)	(21)	—	—	(26)

❑ Cash flow information

Cash flows provided by (used in) operating activities	522	251	—	(2)	771

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(134)	(170)	—	—	(304)
Decrease in investments not considered as cash and cash equivalents	667	2	—	—	669

Total cash flows provided by (used in) investing activities	533	(168)	—	—	365

Cash flows from financing activities:
Debt proceeds	—	14	—	—	14
Payment of debt	—	(70)	—	—	(70)
Payment of interest and debt-related expenses	—	(44)	—	—	(44)

Total cash flows used in financing activities	—	(100)	—	—	(100)

Increase (decrease) in cash and cash equivalents	1,055	(17)	—	(2)	1,036
Cash and cash equivalents at the beginning of year	2,850	89	1	10	2,950

Cash and cash equivalents at period end	3,905	72	1	8	3,986

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the six-month period ended June 30, 2004

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Handsets	—	47	—	—	47
Services	1,311	706	6	—	2,023

Net sales	1,311	753	6	—	2,070
Salaries and social security	(240)	(41)	(5)	—	(286)
Turnover tax	(41)	(33)	—	—	(74)
Maintenance, materials and supplies	(78)	(17)	(2)	—	(97)
Bad debt expense	6	(7)	(1)	—	(2)
Interconnection costs	(66)	—	—	—	(66)
Cost of international outbound calls	(39)	—	—	—	(39)
Lease of circuits	(16)	(1)	—	—	(17)
Fees for services	(38)	(8)	(1)	(1)	(48)
Advertising	(11)	(28)	—	—	(39)
Cost of cellular handsets	—	(75)	—	—	(75)
Commissions	(27)	(77)	—	—	(104)
Others	(81)	(159)	(1)	—	(241)

Operating income (loss) before depreciation and amortization	680	307	(4)	(1)	982
Depreciation of fixed assets	(643)	(154)	(1)	—	(798)
Amortization of intangible assets	(31)	(22)	—	—	(53)

Operating (loss) income	6	131	(5)	(1)	131
Financial results, net	(219)	(80)	1	—	(298)
Other expenses, net	(38)	(16)	(1)	—	(55)

Net (loss) income before income tax and minority interest	(251)	35	(5)	(1)	(222)
Income tax	—	(9)	1	—	(8)
Minority interest	—	(1)	—	104	103

Net income (loss)	(251)	25	(4)	103	(127)

❑ Balance sheet information

Fixed assets, net	5,833	1,506	2	—	7,341
Intangible assets, net	78	710	4	—	792
Capital expenditures excluding materials	29	88	—	—	117
Acquisition of intangible assets	—	—	—	—	—
Depreciation of fixed assets	(643)	(163)	(1)	—	(807)
Amortization of intangible assets	(32)	(30)	—	—	(62)

❑ Cash flow information

Cash flows provided by (used in) operating activities	731	208	—	(3)	936

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(66)	(124)	—	—	(190)
Decrease in investments not considered as cash and cash equivalents	73	56	—	—	129

Total cash flows provided by (used in) investing activities	7	(68)	—	—	(61)

Cash flows from financing activities:
Payment of interest and debt-related expenses	—	(9)	—	—	(9)

Total cash flows used in financing activities	—	(9)	—	—	(9)

Increase (decrease) in cash and cash equivalents	738	131	—	(3)	866
Cash and cash equivalents at the beginning of year	1,786	428	2	14	2,230

Cash and cash equivalents at period end	2,524	559	2	11	3,096

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net (loss) income
Year 2005:
March 31,	1,237	507	141	175	152
June 30,	1,348	463	80	124	97

	2,585	970	221	299	249

Year 2004:
March 31,	1,017	493	64	95	67
June 30,	1,053	489	67	(393)	(194)
September 30,	1,141	499	76	(324)	(143)
December 31,	1,283	562	190	(550)	(91)

	4,494	2,043	397	(1,172)	(361)

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of June 31, 2005	As of December 31, 2004
ASSETS
Current Assets
Investments	8	10
Other receivables	—	1

Total current assets	8	11

Non-Current Assets
Investments	526	275

Total non-current assets	526	275

TOTAL ASSETS	$534	$286

LIABILITIES
Current Liabilities
Taxes payable	1	1
Other liabilities	—	1

Total current liabilities	1	2

TOTAL LIABILITIES	$1	$2

SHAREHOLDERS’ EQUITY	$533	$284

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$534	$286

Statements of income:

	Six-month periods ended June 30,
	2005	2004
General and administrative expenses	$(2)	$(1)
Equity gain (loss) from related companies	251	(126)

Net income (loss)	$249	$(127)

Condensed statements of cash flows:

	Six-month periods ended June 30,
	2005	2004
Cash flows used in operating activities	$(2)	$(3)

Decrease in cash and cash equivalents	(2)	(3)
Cash and cash equivalents at the beginning of year	10	14

Cash and cash equivalents at period end	$8	11

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	118	—	—	—	—	118
Building	1,654	—	—	4	—	1,658
Transmission equipment	5,241	1	2	(5)	(2)	5,237
Switching equipment	3,922	1	1	53	—	3,977
Power equipment	534	—	1	3	—	538
External wiring	5,951	—	—	18	—	5,969
Telephony equipment and instruments	883	—	1	3	—	887
Cellular handsets given to customers at no cost	342	2	2	—	—	346
Vehicles	114	5	—	—	(1)	118
Furniture	108	1	—	—	—	109
Installations	446	—	—	2	—	448
Improvements in third parties buildings	102	—	—	2	—	104
Computer equipment	2,582	7	1	20	(5)	2,605
Work in progress	147	(*) 152	—	(100)	—	199

Fixed assets excluding materials	22,144	169	8	—	(8)	22,313
Materials	96	(**) 86	—	—	(25)	157

Total as of June 30, 2005	22,240	255	8	—	(33)	22,470

Total as of June 30, 2004	21,818	158	19	—	(35)	21,960

(*)	Includes $43 transferred from materials.
(**)	Net of $43 transferred to fixed assets.

Principal account	Depreciation					Net carrying value as of June 30, 2005	Net carrying value as of December 31, 2004
	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Decreases and transfers	Accumulated as of the end of the period
Land	—	—	—	—	—	118	118
Building	(745)	4 - 9	(35)	—	(780)	878	909
Transmission equipment	(3,600)	10 - 14	(220)	2	(3,818)	1,419	1,641
Switching equipment	(2,994)	10 - 14	(149)	(1)	(3,144)	833	928
Power equipment	(365)	10	(22)	—	(387)	151	169
External wiring	(3,880)	6	(152)	—	(4,032)	1,937	2,071
Telephony equipment and instruments	(744)	10 - 18	(25)	—	(769)	118	139
Cellular handsets given to customers at no cost	(337)	100	(5)	—	(342)	4	5
Vehicles	(98)	20	(3)	1	(100)	18	16
Furniture	(84)	10	(3)	—	(87)	22	24
Installations	(330)	10 - 25	(14)	—	(344)	104	116
Improvements in third parties buildings	(74)	2	(2)	—	(76)	28	28
Computer equipment	(2,094)	19 - 33	(100)	4	(2,190)	415	488
Work in progress	—	—	—	—	—	199	147

Fixed assets excluding materials	(15,345)		(730)	6	(16,069)	6,244	6,799
Materials	—		—	—	—	157	96

Total as of June 30, 2005	(15,345)		(a) (730)	6	(16,069)	(b) 6,401	(b) 6,895

Total as of June 30, 2004	(13,817)		(c) (807)	5	(14,619)	(b) 7,341

(a)	Includes (56) corresponding to the depreciation of capitalized foreign currency exchange differences and (4) corresponding to foreign currency translation adjustments.
(b)	Includes $6 in June 2005, $6 in December 2004 and $4 in June 2004, corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(c)	Includes $(59) corresponding to the depreciation of capitalized foreign currency exchange differences and $(9) corresponding to foreign currency translation adjustments.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the period
Software obtained or developed for internal use	431	—	—	431
Debt issue costs	81	—	—	81
PCS license	662	—	—	662
Band B license (Paraguay)	123	—	2	125
Rights of use	69	—	—	69
Exclusivity agreements	98	—	—	98
Trademarks	8	—	—	8

Total as of June 30, 2005	1,472	—	2	1,474

Total as of June 30, 2004	1,440	—	9	1,449

	Amortization
Principal account	Accumulated as of the beginning of the year	Amount	Accumulated as of the end of the period	Net carrying value as of June 30, 2005	Net carrying value as of December 31, 2004
Software obtained or developed for internal use	(373)	(12)	(385)	46	58
Debt issue costs	(78)	(1)	(79)	2	3
PCS license	(71)	—	(71)	591	591
Band B license (Paraguay)	(89)	(9)	(98)	27	34
Rights of use	(23)	(2)	(25)	44	46
Exclusivity agreements	(60)	(2)	(62)	36	38
Trademarks	(5)	—	(5)	3	3

Total as of June 30, 2005	(699)	(a)(26)	(725)	749	773

Total as of June 30, 2004	(595)	(b)(62)	(657)	792

a)	An amount of $(18) is included in cost of services, $(1) in general and administrative expenses, $(4) in selling expenses and $(1) in financial results, net. Also includes $(2) corresponding to foreign currency translation adjustments.
b)	An amount of $(21) is included in cost of services, $(2) in general and administrative expenses, $(30) in selling expenses and $(3) in financial results, net. Also includes $(6) corresponding to foreign currency translation adjustments.

(c) Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value/ Market value		Number of securities/ shares	Net realizable value as of June 30, 2005	Cost value as of June 30, 2005	Book value as of June 30, 2005	Book value as of December 31, 2004
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond			$1	8,399,999	11	9	11	10
Discount US$ Bond (Note 11)		US$	1	3,894,131	10	11	10	—
Discount Peso Bond (Note 11)			$1	11,358,852	12	11	12	—
Argentina 2004 Bond (Note 11)		US$	1		—	—	—	79
Other bonds		Euro	1		—	—	—	218

Total government bonds					33	31	33	307

Mutual funds
ROBLE$			$1.06	13,028,735	14	14	14	—
SUPERAHORRO$			$0.23	13,467,873	3	3	3	—
Other			$1		—	—	—	41

Total mutual funds					17	17	17	41

Equity investments
Intelsat Ltd.					—	—	—	8

Total equity investments					—	—	—	8

Total current investments					50	48	50	356

NON- CURRENT INVESTMENTS
Equity investments
Nahuelsat (i)	Ordinary		$1,000	5,750		13	—	—

Total equity investments						13	—	—

Total non-current investments						13	—	—

(i)	The Telecom Group has not received any dividends during the periods presented.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(d) Current investments

	Cost as of June 30, 2005	Book value as of
		June 30, 2005	December 31, 2004
CURRENT INVESTMENTS
Time deposits
In foreign currency	$3,837	$3,837	$3,036
In Argentine pesos	96	96	304

Total current investments	$3,933	$3,933	$3,340

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of June 30, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104	15	—	(12)	107
Allowance for obsolescence	3	—	—	(2)	1
Impairment loss on the Argentina 2004 bond (Note 11)	56	—	—	(56)	—

Total deducted from current assets	163	(a) 15	—	(70)	108

Deducted from non-current assets
Valuation allowance of net deferred tax assets	695	—	—	(155)	540
Allowance for doubtful accounts	6	1	—	—	7

Total deducted from non-current assets	701	(b) 1	—	(155)	547

Total deducted from assets as of June 30, 2004	576	(c) 149	—	(13)	712

Included under current liabilities
Provision for commissions	14	24	—	(12)	26
Provision for contingencies	16	—	19	(3)	32

Total included under current liabilities	30	(a) 24	19	(15)	58

Included under non-current liabilities
Provision for contingencies	214	39	(19)	—	234

Total included under liabilities	214	(b) 39	(19)	—	234

Total included under liabilities as of June 30, 2004	225	(d) 34	—	(6)	253

(a)	Included in selling expenses.
(b)	Included in other expenses, net.
(c)	Includes $2 in selling expenses, $58 in financial results, net, $87 in income tax expenses and $2 in other expenses, net.
(d)	Includes $10 in selling expenses and $24 in other expenses, net.

(f) Cost of services

	Six-month periods ended June 30,
	2005	2004
Inventory balance at the beginning of the year	$82	$16
Plus:
Purchases	275	119
Holding results on inventories	(10)	(2)
Cellular handsets given to customers at no cost (a)	(2)	(1)
Replacements	(1)	(7)
Cost of services (Note 16.h)	1,465	1,308
Less:
Inventory balance at the end of the period	(110)	(50)

COST OF SERVICES	$1,699	$1,383

(a)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

Items	As of June 30, 2005				As of December 31, 2004
	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	7	2.88700	$19	$12
	G	4,215	0.0004744	2	1
Investments
Time deposits	US$	602	2.88700	1,738	1,517
	EURO	585	3.48840	2,041	1,515
		¥2,230	0.02605	58	—
	G	—	—	—	4
Government bonds	EURO	—	—	—	218
	US$	4	2.88700	10	79
Impairment loss on the Argentina 2004 bond	US$	—	—	—	(56)
Accounts receivable
	US$	11	2.88700	33	48
	EURO	1	3.48840	3	—
	G	51,655	0.0004744	25	41
Related parties	US$	1	2.88700	4	—
Other receivables
Tax credits	G	2,108	0.0004744	1	3
Prepaid expenses	US$	1	2.88700	3	2
	G	6,379	0.0004744	3	—
Others	US$	—	—	—	11
	G	2,108	0.0004744	1	1
Non-current assets
Other receivables
Others	US$	2	2.88700	5	9

Total assets				$3,946	$3,405

Current liabilities
Accounts payable
Suppliers	US$	41	2.88700	$119	$170
	G	12,648	0.0004744	6	6
	SDR	—	—	—	5
	EURO	2	3.48840	6	5
Advances from customers	G	6,324	0.0004744	3	2
Related parties	US$	2	2.88700	4	14
	EURO	2	3.48840	6	—
Debt
Notes – Principal	US$	216	2.88700	625	644
	EURO	1,160	3.48840	4,046	4,709
Banks loans and others – Principal	US$	342	2.88700	987	1,026
		¥2,750	0.02605	72	80
Fixed assets financing – Principal	US$	328	2.88700	948	978
	EURO	39	3.48840	135	157
		¥11,652	0.02605	304	340
Accrued interest	US$	157	2.88700	454	369
	EURO	253	3.48840	883	851
		¥1,075	0.02605	28	26
Penalty interest	US$	41	2.88700	118	92
	EURO	25	3.48840	86	71
		¥341	0.02605	9	7
Salaries and social security payable
Vacation, bonuses and social security payable	G	2,088	0.0004744	1	—
Taxes payable
Income tax	G	8,643	0.0004744	4	1
Other liabilities
Other	US$	1	2.88700	2	1
Non-current liabilities
Accounts payable
Suppliers	US$	1	2.88700	$4	$7
Debt
Banks loans and others – Principal	US$	401	2.88700	1,158	1,260
Gain on discounting of debt	US$	(11)	2.88700	(31)	(41)
Taxes payable
Deferred tax liabilities	G	4,216	0.0004744	2	6
Other liabilities
Deferred revenue on sale of capacity	US$	10	2.88700	28	31

Total liabilities				$10,007	$10,817

(i)	US$ = United States dollars; SDR = Special drawing rights; G= Guaraníes; ¥ = Yen.

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(h) Expenses

	Expenses			Six-month period ended June 30, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$153	$63	$114	$330
Depreciation of fixed assets	633	23	70	726
Amortization of intangible assets	18	1	4	23
Taxes	62	5	13	80
Turnover tax	99	—	—	99
Maintenance, materials and supplies.	103	8	25	136
Transportation and freight	5	3	13	21
Insurance	4	2	1	7
Energy, water and others	20	5	6	31
Bad debt expense	—	—	15	15
Interconnection costs	70	—	—	70
Cost of international outbound calls	48	—	—	48
Lease of circuits	16	—	—	16
Rental expense	22	2	5	29
Fees for services	24	24	19	67
Advertising	—	—	58	58
Commissions	—	12	167	179
Roaming	58	—	—	58
Charges for termination of calls coming from other cellular operators	113	—	—	113
Others	17	2	5	24

Total	$1,465	$150	$515	$2,130

	Expenses			Six-month period ended June 30, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$140	$54	$92	$286
Depreciation of fixed assets	682	20	96	798
Amortization of intangible assets	21	2	30	53
Taxes	52	4	11	67
Turnover tax	74	—	—	74
Maintenance, materials and supplies.	72	3	22	97
Transportation and freight	4	2	10	16
Insurance	9	2	2	13
Energy, water and others	14	3	4	21
Bad debt expense	—	—	2	2
Interconnection costs	66	—	—	66
Cost of international outbound calls	39	—	—	39
Lease of circuits	17	—	—	17
Rental expense	18	2	5	25
Fees for services	10	26	12	48
Advertising	—	—	39	39
Commissions	—	6	98	104
Roaming	28	—	—	28
Charges for termination of calls coming from other cellular operators	53	—	—	53
Others	9	2	7	18

Total	$1,308	$126	$430	$1,864

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	138	—	—	6,097	—	—	—
Not due
Payable on demand	—	—	—	—	2,667	—	—	—
Third quarter 2005	3,982	451	57	556	—	43	184	22
Fourth quarter 2005	1	9	6	17	22	9	—	3
First quarter 2006	—	1	5	—	—	9	—	1
Second quarter 2006	—	1	17	—	14	18	17	2
Jul. 2006 thru Jun. 2007	—	—	14	4	45	8	—	4
Jul. 2007 thru Jun. 2008	—	—	9	—	140	6	—	4
Jul. 2008 thru Jun. 2009	—	—	2	—	334	5	—	10
Jul. 2009 thru Jun. 2010	—	—	1	—	333	3	—	4
Jul. 2010 thru Jun. 2011	—	—	82	—	221	2	—	4
Jul. 2011 and thereafter	2	—	145	—	85	4	—	39
Not date due established	—	—	—	—	(31)	—	—	—

Total not due	3,985	462	338	577	3,830	107	201	93

Total as of June 30, 2005	3,985	600	338	(a) 577	9,927	107	201	93

Balances with indexation clauses	—	—	—	3	—	—	—	—
Balances bearing interest	3,983	148	—	—	9,714	—	—	—
Balances not bearing interest	2	452	338	574	213	107	201	93

Total	3,985	600	338	577	9,927	107	201	93

Average annual interest rate (%)	2.60	(c)	—	—	(b)	—	—	—

(a)	There are payables in kind that amounted to $1.
(b)	See note 8.
(c)	$112 bear 50% over the Banco Nación Argentina notes payable discount rate and $36 bear 9.06%.

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	123	—	—	6,505	—	—	—
Not due
Payable on demand	—	—	—	—	2,913	—	—	—
First quarter 2005	3,640	463	53	509	—	51	134	21
Second quarter 2005	—	23	4	—	9	12	18	2
Third quarter 2005	—	3	3	—	—	8	2	—
Fourth quarter 2005	—	—	19	—	7	8	—	—
Jan. 2006 thru Dec. 2006	—	—	11	1	53	13	1	3
Jan. 2007 thru Dec. 2007	—	—	4	1	78	6	4	5
Jan. 2008 thru Dec. 2008	—	—	2	1	296	5	—	5
Jan. 2009 thru Dec. 2009	—	—	76	1	350	3	—	5
Jan. 2010 thru Dec. 2010	—	—	2	1	337	2	—	4
Jan. 2011 and thereafter	2	—	133	2	146	4	—	49
Not date due established	—	—	—	—	(41)	—	—	—

Total not due	3,642	489	307	516	4,148	112	159	94

Total as of December 31, 2004	3,642	612	307	(a) 516	10,653	112	159	94

Balances with indexation clauses	—	20	—	5	—	—	—	—
Balances bearing interest	3,609	128	—	—	10,483	—	—	—
Balances not bearing interest	33	464	307	511	170	112	159	94

Total	3,642	612	307	516	10,653	112	159	94

Average annual interest rate (%)	2.28	(d)	—	—	—	—	—	—

(d)	$96 bear 50% over the Banco Nación Argentina notes payable discount rate, and $32 bear 9.44%.

Ricardo Alberto Ferreiro
Vice-president and acting President

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) and its consolidated subsidiaries as of June 30, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six month periods ended June 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	As further described in Note 3 (c) to the accompanying consolidated financial statements and as required by the corresponding regulatory agencies, the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. The Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) required restatement for inflation until September 30, 2003. The estimated effects of not having performed the restatement into constant pesos from April 1 through September 30, 2003 has been quantified by the Company and included in such Note.

4.	Nortel has the effective control of Telecom Argentina S.A. (“Telecom”). As indicated in Note 2 (c) to the accompanying consolidated financial statements, the Public Emergency and Exchange System Reform Law provided that in agreements executed by the Federal Government under public law regulations, including those related to public works and services, indexation clauses based on foreign currency price indexes or any other indexation mechanism are annulled. In this regard, Telecom’s tariffs were set in pesos at the exchange rate of $1 per US$1 while part of Telecom’s costs and indebtedness is denominated in foreign currency. Consequently, Telecom’s operating condition has been altered, negatively affecting its economic and financial equation. Furthermore, as indicated in Note 8 to the accompanying consolidated financial statements, during the first half of year 2002, the Board of Directors of Telecom decided to suspend payments of principal and interest on its outstanding financial indebtedness. As mentioned in such Note, on October 21, 2004, after reaching a level of consent of 82.35% of the total creditors representing 94.47% of the total financial indebtedness of Telecom, the executed APE (Acuerdo Preventivo Extrajudicial, an out-of-court restructuring agreement governed by Argentine Law) was filed with the reviewing court for approval. In May 2005, the reviewing court approved Telecom’s APE and management believes that the restructuring process will be successfully completed by the third quarter of 2005. The accompanying consolidated financial statements of Nortel as of June 30, 2005 and 2004 were prepared considering the continuity of the normal course of business of the Company and Telecom, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, not including any adjustments and classifications that might result from the outcome of the uncertainty previously described.

5.	Our review report on the financial statements of Telecom Personal S.A. (“Telecom Personal”, a wholly owned subsidiary of Telecom) as of June 30, 2004, dated August 10, 2004, included observations related to: a) the effects of the suspension of principal and interest payments decided by the Board of Directors of Telecom Personal and the outcome of the restructurings of the financial indebtedness of that company and of it’s subsidiary Núcleo, and b) the preparation of the financial statements of Telecom Personal considering the continuity of the normal course of business of Telecom Personal and Núcleo, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, not including any adjustments and classifications that might result from the outcome of the situations described in this paragraph. As mentioned in Note 8, these situations have been resolved due to the end of the restructuring process of Telecom Personal and Núcleo, which occurred in November 2004. Accordingly, our observations on the financial statements as of June 31, 2004, differ from such originally presented.

6.	Based on the work done and on our examination of the Company’s consolidated financial statements for the year ended December 31, 2004 on which we issued our report dated March 8, 2005 (with qualifications as described in paragraphs 3 and 4 of this review report), we report that:

a)	the consolidated financial statements of Nortel at June 30, 2005 and 2004, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the CPCECABA, consider all significant facts and circumstances which are known to us and we have no observations to make regarding them other than those indicated in paragraphs 3 and 4;

b)	comparative information included in the accompanying consolidated balance sheets, derive from the Company’s consolidated financial statements for the year ended December 31, 2004.

7.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Nortel at June 30, 2005 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Summary of Activity on the financial statements and the additional information to the notes of the financial statements required by Section 68 of the Buenos Aires Stock Exchange regulation on which, as regards those matters that are within our competence, we have no observations to make regarding them other than those indicated in paragraphs 3 and 4;

d)	at June 30, 2005, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $8.992, none of which was claimable at that date.

Autonomous City of Buenos Aires, August 10, 2005.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Juan C. Grassi

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SUMMARY OF ACTIVITY ON THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005

(In millions of Argentine pesos or as expressly indicated)

1. The Company

•	The Company’s Shareholders’ meeting decisions

The Annual Ordinary Shareholders’ Meeting held on April 27, 2005 and the Special Meeting of Preferred Shares “A” and Preferred Shares “B” Shareholders held on May 24, 2005 approved, among other issues:

•	Fiscal year 2004, Annual Report and Financial Statements.

•	The Board of Director’s proposal that all of the negative retained earnings as of December 31, 2004 be carried forward and that a decision as to the application of Section 206 of the Argentine Companies Law to the Company be postponed until the conclusion of Telecom Argentina’s financial debt restructuring process, except to a rule suspends or eliminates the application of referred Section 206 (as it took place after the Annual Ordinary Shareholders’ Meeting, when the Argentine Government suspended the application of Section 206 until December 10, 2005).

•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee (for the 17th fiscal year).

•	The auditing Committee’s budget for Fiscal Year 2005.

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

•	The Company’s results

The Company reached net gain of $249 million for the six-month period ended June 30, 2005 (“1H05”). This gain was mainly generated by equity income from related companies.

2. The Telecom Group

Telecom Argentina recorded a consolidated net income of $458 million for 1H05 mainly due to positive financial and holding results generated by foreign exchange differences. Comparatively, consolidated net loss for the six-month period ended June 30, 2004 (“1H04”) was $230 million.

Earnings per share and ADR for 1H05 amounted to $0.47 and $2.33, respectively. In comparison, (loss) per share and ADR for 1H04 were $(0.23) and $(1.15), respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 1H05 represented 38%, 9% and 18% of net sales, respectively; compared with 47%, 6% and (11%), respectively, for 1H04.

•	Consolidated net revenues

Consolidated net revenues for 1H05 totaled $2,585 million, an increase of $515 million, or 25%, compared with $2,070 million for 1H04 mainly as a consequence of the increase in revenues generated by the cellular and Internet businesses.

Fixed telephony (Voice, data and Internet)

➢	Voice

In fixed telephony operations, local measured service revenues increased by $1 million to $247 million during 1H05. Domestic long distance (DLD) revenues increased by $8 million reaching $220 million. Revenues in both services increased as a consequence of the higher traffic due to incremental demand and higher number of Lines in Service. Traffic in DLD service increased by 9% while local traffic increased by 1%.

Total traffic volume (Local and DLD), measured in minutes, increased by 2%.

Monthly charges increased by $20 million, or 6%, to $331 million for 1H05, mainly due to the increase in customer lines. Customer lines as of June 30, 2005 increased by 4% to approximately 3,534,000 when compared to approximately 3,409,000 as of June 30, 2004 due to the constant demand of fixed-line services. Nevertheless, the current level of customer lines as well as the number of lines in service, is still below the level reached before the economic crisis in December 2001.

Revenues generated by interconnection services increased by $20 million, or 20%, to $118 million, mainly due to the increase in cellular traffic transported by the fixed line network.

Regarding international telephony activities, during 1H05 revenues reached $110 million increasing by $5 million or 5%, mainly due to higher incoming and outgoing traffic levels partially offset by a decrease in rates.

I

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

➢	Data transmission and Internet

Revenues generated by the data transmission and Internet business totaled $224 million, representing an increase of $26 million, or 13%, mainly due to the increase in revenues generated by the Internet business as a consequence of the increase in the number of ADSL clients. Since 4Q04, the Company is experiencing a migration process of dial-up clients to ADSL services. This process has intensified and has resulted in lower dial-up traffic.

As of June 30, 2005 total lines in service with ADSL connections amounted to 159,000, an increase of 65,000, or 69%. The number of Arnet’s ADSL subscribers reached approximately 106,000, increasing by 80% while Internet dial-up customers reached approximately 145,000, decreasing 8%. Internet dial-up minutes represented 28% of total traffic measured in minutes transported over the fixed-line network.

Cellular Telephony

The cellular market in Argentina has grown rapidly during the last months, with a substantial increase in the total number of subscribers and penetration.

In this environment, total cellular subscribers of Personal in Argentina reached approximately 4,813,000 at June 30, 2005, representing an increase of approximately 1,712,000 customers, or 55%. This increase in the client base was fueled by an impressive growth in the number of GSM subscribers that represent 37% of the total customer base.

The customer base as of June 30, 2005 amounted to approximately 3,324,000 prepaid subscribers, representing 69% of the total customer base, and approximately 1,489,000 post-paid subscribers, representing the remaining 31% (including clients of “Cuentas Claras” a mix prepaid/postpaid product). These percentages were 79% and 21%, respectively, as of June 30, 2004. The substantial improvement of the composition of the customer base is a consequence of the strategy of Personal to focus in the acquisition of high-end clients and to increase the participation in the postpaid services, among them the “Cuentas Claras” product, taking into account the current demand of the cellular market.

Revenues of Personal in Argentina increased by $420 million, or 63%, to $1,090 million, mainly due to the higher number of subscribers, to the increase in total traffic, to incremental value added services and to the increase in sales of handsets.

The average monthly revenue per customer increase to $35 or 3% when compared with 1H04 in spite of the significant increase in the number of clients. Additionally, total cellular traffic increased by 51% when compared with 1H04.

Núcleo, Personal’s subsidiary that provides cellular services in Paraguay, generated $97 million in revenues during 1H05, which are consolidated into the mobile telephony business together with the revenues of Personal. Nucleo’s 1H05 revenues represented an increase of $14 million, or 17%.

As of June 30, 2005, Núcleo had approximately 567,000 customers an increase of 91,000, or 19%. Nucleo’s postpaid subscribers increased by 22% reaching 107,000 clients, representing 19% of the customer base. Prepaid customers increased by 19% reaching 460,000, equivalent to 81% of the customer base.

Directories publishing

Publicom sales increased by $ 1 million or 17% reaching $ 7 million due to higher sales of advertising space and the acquisition of new customers. It is expected that the favorable evolution of the commercial campaigns will be reflected in the publication of the most important directories that are distributed during the second half of the year.

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for 1H05 increased by $424 million, or 22%, to $2,362 million. The evolution of costs is mainly related to the increase in sales and competition in the mobile telephony business in Argentina.

•	Investments

Of the total amount of $169 million invested in fixed assets during 1H05, $89 million, or 53%, corresponds to fixed-line telephony, data transmission and Internet, and $80 million or 47% to the cellular business.

•	Other matters

Debt restructuring process of Telecom Argentina – Homologation of the APE

On May 26, 2005, the Judge overseeing our debt restructuring process issued a resolution approving the Acuerdo Preventivo Extrajudicial (“APE”) that was subscribed by the Company and its financial creditors. Such decision became final on June 10, 2005.

II

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

As ordered by the Argentine court, Telecom Argentina published notices in widely circulated national and foreign newspapers informing non-consenting creditors of the court’s decision to permit them to select among any of the options offered by Telecom Argentina in its APE, within ten (10) court days following the last publication of notices. The Argentine court had provided that non-consenting creditors that do not submit an election before the Argentine court within such timeframe would be allocated to Option A.

Moreover, Standard & Poors International Ratings and Fitch Ratings have assigned an international rating of B- for the notes that will be issued as consideration of the APE.

3. Summary comparative consolidated balance sheets

	As of June 30,
	2005	2004	2003	2002	2001
Current assets	4,819	3,957	2,023	2,295	2,552
Non current assets	7,405	8,378	9,797	12,752	12,346

Total assets	12,224	12,335	11,820	15,047	14,898

Current liabilities	9,739	11,015	9,361	14,280	3,491
Non current liabilities	1,458	319	308	145	6,187

Total liabilities	11,197	11,334	9,669	14,425	9,678

Minority interest	468	459	974	259	2,377
Foreign currency translation adjustments	26	24	26	47	—
Shareholders’ equity	533	518	1,151	316	2,843

Total liabilities, minority interest, foreign currency translation adjustments and Shareholders’ equity	12,224	12,335	11,820	15,047	14,898

4. Summary comparative consolidated statements of operations

	Six-month periods ended June 30,
	2005	2004	2003	2002	2001
Net sales	2,585	2,070	1,750	2,294	3,538
Operating costs	(2,364)	(1,939)	(1,758)	(2,316)	(3,063)

Operating income (loss)	221	131	(8)	(22)	475
Equity gain (loss) from related companies	7	—	—	(16)	(2)
Amortization of goodwill	—	—	—	(7)	(9)
Financial results, net	299	(298)	1,019	(6,920)	(244)
Other expenses, net	(50)	(55)	(87)	(85)	(57)
Results on debt restructuring	(15)	—	374	—	—

Net income (loss) before income tax and minority interest	462	(222)	1,298	(7,050)	163
Income tax benefit (expense), net	(3)	(8)	—	2,390	(74)
Minority interest	(210)	103	(595)	2,125	(39)

Net income (loss)	249	(127)	703	(2,535)	50

5. Statistical data (in physical units)

❖	Fixed telephone service

June 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,821,595	13,936	3,801,410	591	3,800,300	(2,224)	3,802,394	352	3,782,836	32,023
Lines replaced (a)	1,851,232	—	1,851,232	—	1,851,232	—	1,851,232	—	1,851,232	—
Lines in service (b)	3,853,561	35,082	3,700,622	27,076	3,578,557	18,640	3,632,259	(113,556)	3,914,142	20,450
Customers lines	3,534,019	27,874	3,409,261	29,235	3,285,070	18,681	3,331,263	(110,311)	3,615,616	10,158
Public phones installed	83,762	339	81,411	737	79,360	20	79,679	470	82,732	1,536
Percentage of lines connected to digital exchanges	100.0	—	100.0	—	100.0	—	100.0	—	100.0	—
Lines in service per 100 inhabitants (c)	20.4	0.2	19.7	0.1	19.2	—	19.7	(0.7)	21.5	0.1
Lines in service per employee	340	1	323	3	332	10	318	(18)	378	5

(a)	As from November 8, 1990.
(b)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(c)	Corresponding to the northern region of Argentina.

III

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

❖ Cellular telephone service

Personal

June 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	1,489,000	346,000	662,000	104,000	406,000	(17,000)	570,000	(77,000)	830,000	(73,000)
Prepaid subscribers	3,324,000	244,000	2,439,000	144,000	1,849,000	37,000	1,546,000	85,000	1,350,000	90,000

Núcleo

June 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	107,000	9,000	88,000	6,000	74,000	2,000	78,000	4,000	57,000	10,000
Prepaid subscribers	460,000	23,000	388,000	(65,000)	442,000	(2,000)	467,000	(1,000)	376,000	51,000

❖ Internet

June 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Dial Up subscribers	138,400	(5,000)	150,800	200	146,500	4,000	153,000	(6,200)	255,500	15,800
ADSL subscribers	159,000	22,700	93,600	13,500	53,800	6,900	35,200	2,400	9,000	7,700

6. Consolidated ratios

June 30,	2005	2004	2003	2002	2001
Liquidity (1)	0.49	0.36	0.22	0.16	0.73
Solvency (2)	0.09	0.09	0.22	0.04	0.54
Locked up capital (3)	0.61	0.68	0.83	0.85	0.83

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.
(3)	Non current assets/Total assets.

7. Outlook

During the 1H05 the main variables of the Argentine economy continued to show positive trends. The indicators of production output and economic activity continued to show a positive evolution, and in some cases with important levels of growth. Moreover, tax collection continued to increase at very important growth rates. With respect to the evolution of prices and inflation, indications of acceleration in the rhythm of price increases started to arise, after a period of two years of very low inflation. Monetary and economic authorities, together with the population in general, showed concerns on this issue, and took concrete actions to neutralize this effect, and achieved a deceleration in the evolution of prices. These actions could affect the positive performance of the Argentine economy, especially in the levels of personal spending. Meanwhile, as a result of the increase of tax collection and to the control of expenditure, fiscal results continued to show important levels of surplus. It must be pointed out that the latter has shown an increase due to wages increases granted to people working in the public sector and to the passive sector.

With respect to the operations of the Telecom Group, as in previous quarters, the fixed-line business continued to register increases in the number of customers and levels of traffic. Notwithstanding, the effect of the freeze of the fixed line tariffs enforced by the Government limits any potential absorption of incremental costs caused by the inflationary effect. It must be noted that the resolution of the renegotiation of the Transfer Agreement with the National authorities continues to be a pending issue.

The cellular business continued with the sustained growth of the customer base and the levels of traffic, although the market environment is highly competitive. This implied a substantial growth in sales and an increase in commercial costs, mainly vendor commissions and handset subsidies, although this permitted to capture a higher number of customers, but affected the margin of the business.

In the context of the debt restructuring process, on May 26, 2005, the Judge overseeing our debt restructuring process issued a resolution approving the Acuerdo Preventivo Extrajudicial (“APE”) that was subscribed by Telecom Argentina and its financial creditors. Such decision became final on June 10, 2005.

IV

NORTEL INVERSORA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

As ordered by the Argentine court, Telecom Argentina published notices in widely circulated national and foreign newspapers informing non-consenting creditors of the court’s decision to permit them to select among any of the options offered by Telecom Argentina in its APE, within ten (10) court days following the last publication of notices. The Argentine court had provided that non-consenting creditors that do not submit an election before the Argentine court within such timeframe would be allocated to Option A. This timeframe was fulfilled in July 4, 2005, so Telecom Argentina believes that it is in the last stage of its debt restructuring process.

It must be stated that, despite the implementation of the APE, almost all the debt of the Group is denominated in foreign currency, and therefore Telecom Argentina will continue to be exposed to fluctuation of the peso-to-dollar, peso-to-euro and peso-to-japanese yen foreign exchange rate.

The Telecom Group continues to work hard in order to improve the quality of its service and its market position, to gain operating efficiency that all together will allow to address the increasing demand of the telecommunications market. Moreover, Telecom Argentina continues to undertake important investment projects in areas and services that have the potential to contribute a substantial increase in the generation of operating cash flow of the Telecom Group. Telecom Argentina expects that such actions will result in the improvement in the levels of profitability.

Ricardo Alberto Ferreiro
Vice-president and acting President

V

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 23, 2005	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager